June 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:            Jeff Gordon

Melissa Gilmore

Evan Ewing

Geoffrey Kruczek

Re:	Growth for Good Acquisition Corp Amendment No. 1 to Registration Statement on Form S-4 Filed May 12, 2023 File No. 333-271195

Ladies and Gentlemen:

On behalf of our client, Growth for Good Acquisition Corp (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 26, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on April 7, 2023 (the “Registration Statement”) and Amendment No. 1 thereto, filed with the Commission on May 12, 2023. Concurrently with the filing of this letter, the Company is filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Growth for Good Acquisition Corp

June 20, 2023

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Please revise the cover page to clarify if the sponsor holds 80,000 or 800,000 Class A ordinary shares underlying the private placement units.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on cover page of Amendment No. 2 to clarify that the sponsor holds 800,000 Class A ordinary shares underlying the private placement units.

Opinion of Marshall & Stevens, page 112

2.	We note your response to comment 14 and reissue. Please revise to disclose the specific data underlying each analysis referenced in the disclosure.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on pages 117, 118, 122 and 123 of Amendment No. 2 to provide the specific data underlying each analysis conducted by Marshall & Stevens.

Projected Financial Information, page 120

3.	We note your response to comment 19 and reissue in part. Please expand your discussion of the material assumptions underlying your EBITDA projections, quantifying where applicable. Also explain in more detail how you arrived at the revenue projections for 2024 and why the growth you project is reasonable. Describe the "scaling of existing product lines" and "projects and products currently in the pipeline" and how they relate to the projected revenue growth.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on pages 126 and 165 of Amendment No. 2 accordingly.

Interests of G4G's Directors and Executive Officers in the Business Combination, page 161

4.	We note your response to comment 21 and reissue. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on pages 32, 33, 85, 166 and 167 of Amendment No. 2. There are no material additional securities held, loans extended, fees due, and out-of-pocket expenses for which Sponsor and its affiliates are awaiting reimbursement, except as otherwise disclosed in Amendment No. 2.

Growth for Good Acquisition Corp

June 20, 2023

Information about ZeroNox, page 236

5.	We note your response to comment 34 and reissue. Please revise to identify the large Japanese OEM of agricultural machines and utility vehicles.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on pages 255 and 256 of Amendment No. 2. The Company has also re-filed Exhibits 10.12 and 10.12.1 to the Amendment No.1 and identified by name who the large Japanese OEM is in the re-filed exhibits.

Annex I, page I-1

6.	We note your response to comment 40 and reissue in part. Please revise to provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on page 116 of Amendment No. 2 to provide that whether the issue stated above would be enforced in favor of Marshall & Stevens and against any securities holders or other persons would need to be resolved by a court of competent jurisdiction, and resolution of such issue would have no effect on the rights and responsibilities of G4G’s Board under state law, and the availability of the defense noted above would have no effect on the rights and responsibilities of either Marshall & Stevens or the G4G’s Board under the federal securities laws.

General

7.	Tell us whether Barclays or Credit Suisse were involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that each of Barclays and Credit Suisse claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Barclays and Credit Suisse were not involved in the preparation of any disclosure that is included in the Registration Statement or any amendment thereto, including any analysis underlying disclosure in the Registration Statement or any amendment thereto. Each of Barclays and Credit Suisse claims no role in the proposed Business Combination and has affirmatively disclaimed any responsibility for any of the disclosure in the Registration Statement or any amendment thereto. In response to the Staff’s comment, the Company has revised the disclosure on pages 113, 225, 240 and 241 of Amendment No. 2.

Growth for Good Acquisition Corp

June 20, 2023

8.	Please disclose whether Barclays or Credit Suisse assisted in the preparation or review of any materials reviewed by the G4G's board of directors or management as part of their services and whether Barclays and Credit Suisse have each withdrawn its association with those materials and notified G4G of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Barclays' or Credit Suisse's resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 241 of Amendment No. 2.

9.	Please provide us with any correspondence between Barclays or Credit Suisse and G4G/ZeroNox relating to Barclays' and Credit Suisse's resignations.

Response: The Company respectfully acknowledges the Staﬀ’s comment. In response to the Staff’s request to provide the above correspondence, the Company is supplementally providing the deferred underwriting fee waiver letters received from each of Barclays and Credit Suisse under separate cover in reliance on Rule 83 and Rule 418.

10.	Please provide us with the engagement letter between G4G/ZeroNox and Barclays and Credit Suisse. Please disclose any ongoing obligations pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no such engagement letter since Barclays and Credit Suisse were not engaged in connection with the proposed Business Combination.

11.	Please provide us with a letter from each of Barclays and Credit Suisse stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each of Barclays and Credit Suisse and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Barclays and Credit Suisse do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Barclays and Credit Suisse withdrew from their roles and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether each of Barclays and Credit Suisse performed substantially all the work to earn its fees.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that representatives of the Company provided the disclosure in the Registration Statement (including amendments thereto) related to the waiver of the deferred underwriting fees to each of Barclays and Credit Suisse and requested each to confirm it agrees with such disclosure and, if not, to state the respects in which it does not agree. Following delivery of such disclosure to Barclays and Credit Suisse, they have stated that they do not intend to review such disclosure. In response to the Staff's comment, the Company has revised the disclosure on pages 113 and 241 of Amendment No. 2.

Growth for Good Acquisition Corp

June 20, 2023

12.	Please revise your disclosure to highlight for investors that Barclays' and Credit Suisse's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that each of Barclays and Credit Suisse has been previously involved with the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 241 of Amendment No. 2.

13.	Please discuss the potential impact on the transaction related to the resignation of Barclays and Credit Suisse. We note that Barclays and Credit Suisse were underwriters in the IPO of the SPAC. If Barclays or Credit Suisse would have played a role in the closing, please revise to identify the party who will be filling Barclays' or Credit Suisse's role.

Response: The Company respectfully acknowledges the Staﬀ’s comment advises the Staff that Barclays and Credit Suisse did not participate in the proposed Business Combination, and therefore the waiver by each of Barclays and Credit Suisse of its deferred underwriting fee does not impact the proposed Business Combination.

14.	We understand that Barclays and Credit Suisse, underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Barclays and Credit Suisse.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on pages 240 and 241 of Amendment No. 2.

Growth for Good Acquisition Corp

June 20, 2023

15.	Please describe what relationship existed between Barclays and Credit Suisse and G4G after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays or Credit Suisse. For example, clarify whether Barclays or Credit Suisse had any role in the identification or evaluation of business combination targets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no relationship existed between Barclays and Credit Suisse and the Company after the close of the Company’s IPO. Neither Barclays nor Credit Suisse had any role in the identification or evaluation of any business combination targets. In response to the Staff’s comment, the Company has revised the disclosure on pages 240 and 241 of Amendment No. 2.

16.	Please tell us whether you are aware of any disagreements with Barclays or Credit Suisse regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that each of Barclays and Credit Suisse was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays and Credit Suisse are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not aware of any disagreements with Barclays or Credit Suisse regarding the disclosure in the Registration Statement or any amendment thereto. In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 2 to add the requested risk factor.

17.	Disclose whether Barclays and Credit Suisse provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays and Credit Suisse were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays and Credit Suisse have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 113, 240 and 241 of Amendment No. 2.

Growth for Good Acquisition Corp

June 20, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:          Yana Kakar, Growth for Good Acquisition Corp